UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Announcement of Notice Convening Extraordinary General Meeting on January 24, 2024

On December 22, 2023, ASLAN Pharmaceuticals Limited (the “Company”) sent a Notice of Extraordinary General Meeting (the “Notice”) to be held on January 24, 2024, at 9:00 am local time at 3 Temasek Avenue, Level 18 Centennial Tower, Singapore 039190 for the purposes of considering and, if thought fit, passing the following shareholders’ resolutions:

Resolution 1:

(i) THAT, as an Ordinary Resolution, the authorised share capital of the Company be increased:

(A)
FROM: US$10,000,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.01 each.

(B)
TO: US$50,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of US$0.01 each.

Resolution 2:

(i) THAT, as a Special Resolution, the existing Memorandum and Articles of Association of the Company (being the Eleventh Amended and Restated Memorandum and Articles of Association of the Company) be replaced in their entirety with a new Memorandum and Articles of Association (being the Twelfth Amended and Restated Memorandum and Articles of Association of the Company.

Explanation regarding Resolution 2: The proposed changes to the Memorandum and Articles of Association of the Company are limited to a change to article 7 of the Memorandum of Association stating the capital of the Company, to reflect the increase in authorized share capital as above.

A copy of the Notice is attached hereto as Exhibit 99.1 and a copy of the proposed Twelfth Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 99.2, and such exhibits are incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No. 333-270832).

Exhibits

Exhibit Number	Exhibit Description
99.1	Notice of Extraordinary General Meeting of the Company.
99.2	Twelfth Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: December 22, 2023